

KinderCare Learning Centers, Inc.
650 NE Holladay Street, Suite 1400
Portland, OR 97232

September 24, 2003

Dear Stockholders:

You are cordially invited to attend the 2003 annual meeting of stockholders of KinderCare Learning Centers, Inc., which will be held at our offices at 650 NE Holladay Street, Suite 1400, Portland, Oregon 97232, Wednesday, November 5 at 9 a.m. local time.

The matters to be considered and voted upon this year are explained in the accompanying Notice of Annual Meeting and Proxy Statement. Please promptly sign and date the enclosed proxy card and return it in the postage-prepaid envelope provided. You will be able to vote your shares in person if you attend the meeting.

If you have any questions about the 2003 annual meeting of stockholders, please contact Eva M. Kripalani, Senior Vice President, General Counsel and Secretary of KinderCare, at (503) 872-1325.

Sincerely,

DAVID J. JOHNSON
Chief Executive Officer and
Chairman of the Board

KINDERCARE LEARNING CENTERS, INC.
650 NE Holladay Street, Suite 1400
Portland, OR 97232

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
November 5, 2003

The annual meeting of stockholders of KinderCare Learning Centers, Inc. will be held at our offices at 650 NE Holladay Street, Suite 1400, Portland, Oregon 97232 on Wednesday, November 5, 2003 at 9 a.m. local time. The annual meeting will be held for the following purposes:

     1.   to elect six directors to serve until the 2004 annual meeting of stockholders,

     2.   to ratify the selection of Deloitte & Touche LLP as independent auditors for the fiscal year ending May 28, 2004, and

     3.   to transact any other business that may properly come before the annual meeting or any adjournments of the annual meeting.

Only stockholders of record at the close of business on September 8, 2003 are entitled to notice of and to vote at the annual meeting and any adjournments of the annual meeting. Each share of common stock of KinderCare is entitled to one vote at the meeting. A complete list of stockholders entitled to vote at the annual meeting will be available at the offices of KinderCare during the 10 days preceding the annual meeting.

By Order of the Board of Directors,

EVA M. KRIPALANI
Senior Vice President, General Counsel and Secretary

Portland, Oregon
September 24, 2003

KINDERCARE LEARNING CENTERS, INC.

PROXY STATEMENT

INTRODUCTION

This proxy statement is furnished to you as a stockholder of KinderCare Learning Centers, Inc., a Delaware corporation, in connection with our solicitation of proxies from holders of the outstanding shares of our common stock for use at our annual meeting of stockholders to be held at 650 NE Holladay Street, Suite 1400, Portland, Oregon 97232, on November 5, 2003, at 9 a.m. local time, and at any adjournments of the annual meeting.

The annual meeting will be held for the following purposes:

- to elect six directors to serve until the 2004 annual meeting of stockholders,

- to ratify the selection of Deloitte & Touche LLP as independent auditors for the fiscal year ending May 28, 2004, and

- to transact any other business that may properly come before the annual meeting or any adjournments of the annual meeting.

Our mailing address and the location of our principal executive offices is 650 NE Holladay Street, Suite 1400, Portland, Oregon 97232. This proxy statement and the accompanying proxy are first being mailed to our stockholders on or about September 24, 2003.

Only holders of common stock at the close of business on September 8, 2003 will be entitled to receive notice of and to vote at the annual meeting. On that date, 19,696,797 shares of common stock were outstanding and entitled to vote. Each share of common stock is entitled to one vote. The common stock does not have cumulative voting rights.

At least a majority of the shares entitled to vote must be present, in person or by proxy, at the annual meeting in order to transact business. Broker nonvotes will be counted to determine whether or not a majority is present at the meeting but will be disregarded in determining the outcome of the vote on any proposal. Abstentions will be counted as present for the purposes of determining whether a majority is present. Abstentions will count as votes against the ratification of the selection of independent auditors but will be disregarded in determining the outcome on any other proposal. Directors are elected by a plurality of the votes of the shares present in person or represented by proxy and entitled to vote at the annual meeting. The affirmative vote of a majority of the votes present or represented by proxy is required to ratify the selection of the independent auditors and the approval of any other matter that may be proposed at the annual meeting.

If you sign and return the enclosed proxy before the annual meeting, your shares will be voted as you instruct. If you sign and return a proxy but do not provide voting instructions, your shares will be voted FOR the election of all nominees for director and FOR the ratification of the selection of Deloitte & Touche LLP as the independent auditors. The board of directors is not aware of any matters to be decided at the annual meeting other than those described in this proxy statement. If, however, other matters are properly brought before the annual meeting, the persons appointed as proxies will have the discretion to vote or act on those matters in accordance with their best judgment.

You may revoke your proxy at any time before the shares represented by the proxy are voted at the annual meeting by:

- attending and voting in person at the annual meeting,

- giving notice of revocation of the proxy at the annual meeting, or

- delivering to our Secretary (a) a written notice of revocation or (b) a signed proxy relating to the same shares and matters to be considered at the annual meeting, dated later than the previously executed proxy. Your revocation notice or subsequent proxy must be received before your shares are voted at the annual meeting. You should address your proxy revocation or subsequent proxy as follows: KinderCare Learning Centers, Inc., 650 NE Holladay Street, Suite 1400, Portland, Oregon 97232, Attention: Secretary.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table provides information regarding the beneficial ownership of our common stock as of September 12, 2003 by each of the following:

- each person who is known by us to beneficially own more than 5% of our common stock,

- our chief executive officer and our four other most highly compensated executive officers,

- each of our directors, and

- all directors and executive officers as a group.

A person is a "beneficial owner" of a security if that person has or shares "voting power," which includes the power to vote or to direct the voting of the security, or "investment power," which includes the power to dispose of or to direct the disposition of the security. Unless otherwise noted in the footnotes to the following table, the persons named in the table have sole voting and investment power with respect to their beneficially owned common stock. A person is also deemed to be a beneficial owner of any securities that person has a right to acquire within 60 days. The percentage of outstanding shares in each class is based on the 19,696,797 shares of common stock outstanding as of September 12, 2003. Shares subject to option grants that have vested or will vest before November 11, 2003 are deemed outstanding for calculating the percentage ownership of the person holding the options, but are not deemed outstanding for calculating the percentage ownership of any other person.

	Shares Beneficially Owned	Percent of Class Outstanding
KKR-KLC L.L.C. and affiliated entities (a)..	15,657,894	79.5%
c/o Kohlberg Kravis Roberts & Co. L.P.		
9 West 57th Street		
New York, New York 10019		
The TCW Group, Inc. and affiliated entities (b)	1,898,488	9.6%
333 South Grand Avenue, 28th Floor		
Los Angeles, California 90071		
David J. Johnson (c)	1,197,896	5.8%
650 NE Holladay Street, Suite 1400		
Portland, Oregon 97232		
Dan R. Jackson (c)...	88,284	*
Edward L. Brewington (c)..	68,306	*
Eva M. Kripalani (c)..	66,864	*
Bruce A. Walters (c)..	99,706	*
Henry R. Kravis (a)	--	--
George R. Roberts (a)...	--	--
Michael W. Michelson (a)	--	--
Scott C. Nuttall (a)..	--	--
Richard J. Goldstein (b)...	--	--
All directors and executive officers as a group (12 individuals) (d)	1,593,228	7.6%

---

* Percentage of shares of common stock beneficially owned does not exceed 1%.

(a) 15,454,210 shares of common stock shown as beneficially owned by KKR-KLC L.L.C. are directly held by KLC Associates, L.P. KKR-KLC L.L.C. is the sole general partner of KKR Associates (KLC), L.P., which is the sole general partner of KLC Associates, L.P., and possesses sole voting and investment power with respect to such shares. KKR-KLC L.L.C. is a limited liability company, the members of which are Messrs. Henry R. Kravis; George R. Roberts; Paul E. Raether; Michael W. Michelson; James H. Greene, Jr.; Perry Golkin; Scott M. Stuart; and Edward A. Gilhuly. Messrs. Kravis and Roberts are members of the executive committee of KKR-KLC L.L.C. and are directors of KinderCare. Mr. Michelson is also a director of KinderCare. Each of the members of KKR-KLC L.L.C. may be deemed to share beneficial ownership of the shares shown as beneficially owned by KKR-KLC L.L.C. Each member disclaims beneficial ownership of these shares. 203,684 shares of common stock shown as beneficially owned by KKR-KLC L.L.C. are directly held by KKR Partners II, L.P., its affiliate.

(b) Oaktree Capital Management, LLC, referred to as Oaktree, provides investment subadvisory services to the general partner of TCW Special Credits Fund V – The Principal Fund, pursuant to a subadvisory agreement. To the extent that Mr. Goldstein, as a managing director of Oaktree, participates in the process to vote or to dispose of any such shares, he may be deemed under such circumstances for the purpose of Section 13 of the Securities Exchange Act of 1934 to be the beneficial owner of such shares of common stock. Mr. Goldstein disclaims beneficial ownership of these shares of common stock.

(c)   The shares beneficially owned by these individuals include shares subject to options that are exercisable before November 11, 2003 as follows:

	Number of Options
David J. Johnson	882,106
Dan R. Jackson	68,374
Edward L. Brewington	52,448
Eva M. Kripalani	51,074
Bruce A. Walters	73,390

(d)   The shares beneficially owned by all directors and executive officers as a group include 1,181,800 shares that are subject to options that are exercisable before November 11, 2003. Shares owned by our executive officers are subject to restrictions on transfer.

PROPOSAL 1
ELECTION OF DIRECTORS

Our board of directors has nominated David J. Johnson, Henry R. Kravis, George R. Roberts, Michael W. Michelson, Scott C. Nuttall and Richard J. Goldstein for election as directors to hold office until the 2004 annual meeting of stockholders and until their successors are elected and qualified. Each nominee is currently a member of the board of directors. If a nominee becomes unavailable for election, the holders of the proxies may exercise discretion to vote for a substitute proposed by the board of directors. Management has no reason to believe that any nominee will be unable to or decline to serve if elected.

You may withhold authority to vote for any nominee, by following the directions on the enclosed proxy. The persons named in the enclosed proxy will vote the shares of common stock covered by the proxy for the election of the nominees unless you instruct to the contrary. **The board of directors recommends that you vote FOR the election of the nominees for director.**

CERTAIN INFORMATION CONCERNING NOMINEES AND DIRECTORS

The following table sets forth the names of the nominees, their ages, the year in which each was first elected a director, their positions with us, their principal occupations and employers for at least the last five years and any other directorships held by them in companies that are subject to the reporting requirements of the Securities Exchange Act of 1934 or in any company registered as an investment company under the Investment Company Act of 1940. For information concerning membership on committees of the board of directors, see "Board of Directors Meetings, Committees and Compensation" below. For information concerning directors' ownership of common stock, see "Security Ownership of Certain Beneficial Owners and Management" above.

MEMBERS OF BOARD OF DIRECTORS
NOMINATED TO CONTINUE IN OFFICE

Name and Age	Position with Us, Year First Elected Director, Principal Occupation During at Least the Last Five Years and Other Directorships
David J. Johnson (57).............	David J. Johnson joined us as chief executive officer and chairman of the board in February 1997. Between September 1991 and November 1996, Mr. Johnson served as president, chief executive officer and chairman of the board of Red Lion Hotels, Inc., which was formerly an affiliate of Kohlberg Kravis Roberts & Co., or its predecessor. From 1989 to September 1991, Mr. Johnson was a general partner of Hellman & Friedman, a private equity investment firm based in San Francisco. From 1986 to 1988, he served as president, chief operating officer and director of Dillingham Holdings, a diversified company headquartered in San Francisco. From 1984 to 1987, Mr. Johnson was president and chief executive officer of Cal Gas Corporation, a principal subsidiary of Dillingham Holdings.
Henry R. Kravis (59) (a)	Henry R. Kravis has been on our board since February 1997. He is a managing member of KKR & Co. L.L.C., the limited liability company that serves as the general partner of Kohlberg Kravis Roberts & Co. He is also a director of Accel-KKR Company; Accuride Corporation; Alliance Imaging, Inc.; Amphenol Corporation; BRW Acquisition, Inc. (Bristol West Insurance Group); Borden Chemical, Inc.; The Boyds Collection Ltd.; Evenflo Company, Inc.; KSL Recreation Corporation; PRIMEDIA, Inc.; Sotheby's Holdings, Inc.; U.S. Natural Resources, Inc.; United Fixtures Company; and Willis Group Holdings Limited.
George R. Roberts (60) (a)......	George R. Roberts has been on our board since February 1997. He is a managing member of KKR & Co. L.L.C., the limited liability company that serves as the general partner of Kohlberg Kravis Roberts & Co. He is also a director of Accel-KKR Company; Borden Chemical, Inc.; Dayton Power & Light, Inc.; KSL Recreation Corporation; Owens-Illinois, Inc.; PRIMEDIA, Inc.; Safeway Inc.; U.S. Natural Resources, Inc.; United Fixtures Company; and Willis Group Holdings Limited.
Michael W. Michelson (52)	Michael W. Michelson has been on our board since December 1999. He is a member of KKR & Co. L.L.C., the limited liability company that serves as the general partner of Kohlberg Kravis Roberts & Co. He is also a director of Alliance Imaging, Inc.; Amphenol Corporation; and Owens-Illinois, Inc.
Scott C. Nuttall (30)	Scott C. Nuttall has been on our board since December 1999. He has been an executive at Kohlberg Kravis Roberts & Co. since 1996. Before then, he was an executive at The Blackstone Group L.P. He is also a director of Alea Group Holdings, Ltd.; Amphenol Corporation; BRW Acquisition, Inc. (Bristol West Insurance Group); Walter Industries Inc.; and Willis Group Holdings Limited.
Richard J. Goldstein (38)	Richard J. Goldstein has been on our board since May 2001. He has been a managing director and, before that, a senior vice president and vice president of Oaktree Capital Management, LLC ("Oaktree") since 1995. Oaktree provides investment management services to TCW Asset Management Company, the general partner of TCW Special Credits Fund V – The Principal Fund, pursuant to a subadvisory agreement. Mr. Goldstein was an assistant vice president of Trust Company of the West from 1994 to 1995.

(a) Messrs. Kravis and Roberts are first cousins.

Board of Directors Meetings, Committees and Compensation

Board of Directors. The board of directors manages our business and affairs as provided by the laws of Delaware and our bylaws. The board of directors has three standing committees: (1) an audit committee, (2) a compensation committee, and (3) an executive committee. We do not have a nominating committee. The board of directors met three times and acted by written consent three times during the 2003 fiscal year. Each director attended at least 75% of the meetings, except Messrs. Kravis and Roberts.

Executive Committee. Messrs. Johnson, Michelson and Nuttall comprise the executive committee of the board of directors. The executive committee exercises the authority of the board of directors, to the extent permitted by law, in the management of our business between meetings of the board of directors. The executive committee held one meeting during the 2003 fiscal year.

Audit Committee. The audit committee consists of Messrs. Michelson and Nuttall. The audit committee selects and engages, on our behalf, the independent auditors to audit our annual financial statements, reviews and approves the planned scope of the annual audit and reviews our internal accounting practices and policies. The audit committee held four meetings during the 2003 fiscal year.

Compensation Committee. Messrs. Michelson and Nuttall serve as members of the compensation committee. The compensation committee establishes compensation levels for officers and performs such functions as provided under our employee benefit programs and executive compensation programs or as delegated by the board of directors with respect to such programs. The compensation committee held one meeting and acted by written consent five times during the 2003 fiscal year.

Compensation of Directors. During fiscal year 2003, each of our nonemployee directors received an annual retainer of $30,000, paid in advance in quarterly installments. Directors who are our employees were not paid any additional compensation for their service as directors. All directors were reimbursed for travel and other expenses incurred in connection with the performance of their duties.

On May 27, 1998, the board of directors adopted the Directors' Deferred Compensation Plan, referred to as the Directors' Plan. Under this plan, nonemployee members of the board of directors may elect to defer receipt and income taxation of all or a portion of their annual retainer. Any amounts deferred under the plan are credited to a phantom stock account. The number of shares of phantom stock credited to a director's account under the plan is determined based on the amount of deferred compensation divided by the then fair value per share, as defined in the plan, of our common stock.

Distributions from the plan are made in cash and reflect the value per share of the common stock at the time of distribution, multiplied by the number of phantom shares credited to the director's account. Distributions from the plan occur upon the earlier of (1) the first day of the year following the director's retirement or separation from the board of directors or (2) termination of the plan.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

The compensation committee is composed entirely of nonemployee directors. The committee reviews and makes recommendations to the board of directors regarding compensation arrangements for executive officers and has developed compensation policies for executives. The committee is also responsible for administering executive compensation plans as authorized by the board of directors.

Our compensation program seeks to enhance our profitability with an appropriate balance between long-term and short-term profitability goals and to ensure our ability to attract and retain executive employees with competitive compensation. Our compensation program seeks specifically to motivate our executives to achieve objectives that benefit us, with particular emphasis on continued growth in revenues, expense control, operating efficiency and the ultimate realization of profits, approximately equal weight being given to each of these criteria in evaluating performance.

Base salary levels for executive officers, including the chief executive officer, are set so that the overall cash compensation package, including bonus opportunity, compares favorably to compensation offered by our competitors for executive talent. In determining salaries, the compensation committee also takes into account individual experience and performance, the officer's level of responsibility, the cost of living, historical salary levels and other factors. The committee measures individual performance based on a number of quantitative and qualitative factors such as our historical and recent financial performance and the individual's achievement of particular nonfinancial goals and other contributions. The compensation committee has not assigned relative weights to the specific factors considered in determining base salary levels, since the specific factors used may vary among officers.

In addition to base salary, each executive, including the chief executive officer, is eligible to participate in an annual incentive program. For fiscal year 2003, awards under the annual incentive program were based on a combination of our performance and the individual's achievement of specific objectives. In addition, some discretionary bonuses were awarded based on subjective determinations of the individual's overall contribution to our performance.

For fiscal year 2004, the chief executive officer's annual incentive target is 70% of his annual salary. The annual incentive target for other executive officers ranges from 45% to 60% of annual salary. Awards under the annual incentive program are based 70% on our achievement of targeted earnings before interest, taxes, depreciation and amortization; 20% on our achievement of targeted net income; and 10% on the individual's achievement of specific objectives.

The long-term component of our executive compensation package consists of an equity component provided pursuant to the 1997 Stock Purchase and Option Plan for Key Employees of KinderCare Learning Centers, Inc. and Subsidiaries, which was approved by a majority of our stockholders at our 1997 annual meeting. The 1997 plan is designed to provide stock-based incentives in the form of stock options, generally coupled with a requirement that participants invest their own personal resources in our stock. The objective of the 1997 plan has been to align the interests of executive employees with those of our stockholders.

The 2002 Stock Purchase and Option Plan for Key California Employees of KinderCare Learning Centers, Inc. and Subsidiaries was approved by a majority of our stockholders at our 2002 annual meeting. The 2002 plan is similar to the 1997 plan in all material respects.

Legislation enacted in 1993 imposes certain limits on the tax-deductibility of executive compensation. The compensation committee's policy is to maximize the tax-deductibility of executive compensation to the extent consistent with its responsibility to effectively compensate executives based on performance.


Compensation Committee Report Submitted by:
Michael W. Michelson
Scott C. Nuttall



COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION


The board of directors approved the appointment of a compensation committee composed of Michael W. Michelson and Scott C. Nuttall. Mr. Michelson is a member of KKR-KLC L.L.C., to which we paid fees for management and consulting services. See "Certain Relationships and Related Transactions below."

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table provides compensation information for the past three fiscal years for the chief executive officer and chairman of the board of directors and for each of our other four most highly compensated executive officers:

| Name and Principal Position | Fiscal Year | Annual Compensation | | | Long-Term Compensation Awards— Securities Underlying Options (a) | All Other Compensation (b) |
		Salary	Bonus	Other		
David J. Johnson	2003	$ 723,236	$ 740,059	$ 4,787	200,000	$ 11,392
Chief Executive Officer and	2002	698,325	416,900	4,687	--	112,475
Chairman of the Board	2001	673,197	308,997	140	--	113,172
Dan R. Jackson.............................	2003	$ 248,940	$ 199,183	$ 627	39,000	$ 3,454
Executive Vice President and	2002	223,446	97,646	2,816	--	17,726
Chief Financial Officer	2001	199,385	77,009	77	8,000	17,588
Edward L. Brewington.................	2003	$ 217,044	$ 142,774	$ 1,153	20,000	$ 759
Senior Vice President of	2002	207,052	81,475	1,558		41,243
Human					10,000	
Resources and Education	2001	186,231	66,340	--	8,000	41,243
Eva M. Kripalani..........................	2003	$ 232,547	$ 159,972	$ 567	20,000	$ 2,322
Senior Vice President,	2002	220,735	84,873	3,831	10,000	8,918
General Counsel and Secretary	2001	191,404	67,158	68	6,000	9,324
Bruce A. Walters...........................	2003	$ 241,200	$ 156,493	$ 541	20,000	$ 3,290
Senior Vice President and	2002	231,998	88,159	1,765	--	15,581
Chief Development Officer	2001	223,326	70,521	60	6,000	15,580

_____

(a) Stock options granted under the 1997 Stock Purchase and Option Plan for Key Employees.

(b) Matching contributions in fiscal 2003 under our Nonqualified Deferred Compensation Plan were as follows:

Name	
David J. Johnson.......................	$ 11,392
Dan R. Jackson	3,454
Edward L. Brewington.............	759
Eva M. Kripalani	2,322
Bruce A. Walters	3,290

Option Grants in Fiscal Year 2003

The following table provides information regarding option grants during the fiscal year ended May 30, 2003 to our chief executive officer and our four other most highly compensated executive officers:

	Number of Securities Underlying Options Granted (a)	Percent of Total Options Granted to Employees in Fiscal Year	Exercise Price Per Share	Expiration Date	Grant Date Present Value (b)
David J. Johnson............	200,000	34.3%	$ 14.52	July 15, 2012	$ 854,000
Dan R. Jackson	24,000	4.1%	14.52	July 15, 2012	102,480
	15,000	2.6%	14.44	November 1, 2012	64,050
Edward L. Brewington...	20,000	3.4%	14.52	July 15, 2012	85,400
Eva M. Kripalani	20,000	3.4%	14.52	July 15, 2012	85,400
Bruce A. Walters	20,000	3.4%	14.52	July 15, 2012	85,400

————————————

(a)   The options become exercisable 20% per year over a five-year period, with the first 20% becoming exercisable on the first anniversary of the vesting commencement date. Vesting ceases upon termination of employment; however, options vest in full upon death or disability. The options expire upon the earlier of (1) 10 years following grant date; (2) the first anniversary of death, disability or retirement; (3) following any termination of employment other than for cause; (4) termination for cause; or (5) the date of any merger or certain other transactions. Exercisability of options will accelerate upon a change of control.

(b)   A modified Black-Scholes model of option valuation has been used to estimate grant date present value. The assumptions used in this model were volatility of 36.2%, risk-free rate of return of 3.9%, dividend yield of 0.0% and time to exercise of seven years. The actual value of the options depends on the amount by which the market value of our shares exceeds the exercise price of the options.

Aggregated Option Exercises in Fiscal Year 2003 and 2003 Fiscal-Year-End Option Values

No options were exercised to purchase shares during fiscal year 2003. The following table sets forth the unexercised options held at May 30, 2003 by our chief executive officer and our four other most highly compensated executive officers:

	Number of Unexercised Options at May 30, 2003		Value of Unexercised "in-the-Money" Options at May 30, 2003 (a)	
	Exercisable	Unexercisable	Exercisable	Unexercisable
David J. Johnson........................	842,106	200,000	$ 4,715,794	$ 116,000
Dan R. Jackson...........................	58,974	47,800	309,242	51,732
Edward L. Brewington	44,848	32,800	234,097	37,152
Eva M. Kripalani	43,874	31,600	230,850	33,744
Bruce A. Walters	68,190	23,600	375,240	21,824

——————

(a)   The value of options represents the aggregate difference between the fair value, as determined by the board of directors at May 30, 2003, of $15.10 and the applicable exercise price.

REPORT OF THE AUDIT COMMITTEE

The audit committee is composed of two nonemployee directors, each of whom is a financial expert. Neither of these directors would be considered independent, however, under rules that the Securities and Exchange Commission has required that the NASD implement no later than October 31, 2004. The audit committee regularly meets with management and Deloitte & Touche LLP, our outside auditors, to discuss the preparation of financial statements and key accounting and reporting issues, among other things. The board of directors has adopted a written charter for the audit committee. The charter is attached as Appendix A to this proxy statement.

The audit committee reviewed and discussed our audited financial statements for the fiscal year ended May 30, 2003 with management and with Deloitte & Touche LLP. In addition, the audit committee discussed with Deloitte & Touche LLP the matters required under generally accepted auditing standards, including those items required to be discussed with audit committees by Statement on Auditing Standards No. 61.

Deloitte & Touche LLP provided the audit committee with written disclosures and the letter required by Independence Standards Board Statement No. 1, which states that in its professional judgment, Deloitte & Touche LLP is independent of us within the meaning of federal securities laws. When considering Deloitte & Touche LLP's independence, the audit committee discussed whether Deloitte & Touche LLP's services to us were compatible with maintaining Deloitte & Touche LLP's independence.

Based on its meetings, and review and discussion of the above-referenced reports, the audit committee recommended to the board of directors that our audited consolidated financial statements for the fiscal year ended May 30, 2003 be included in our Annual Report on Form 10-K.

Audit Committee Report Submitted by:
Michael W. Michelson
Scott C. Nuttall

PERFORMANCE GRAPH

The following graph compares the yearly cumulative total shareholder returns of our common stock over a period of five years ended May 30, 2003 with the Russell 2000 Index and the average performance of a peer group selected in good faith. The peer group consists of Bright Horizons Family Solutions, Inc., Childtime Children's Centers, Inc. and Nobel Learning Communities, Inc. The graph assumes investment of $100 on May 31, 1998 in stock or index and includes reinvestment of dividends, if any.

COMPARISON OF FIVE YEAR CUMULATIVE TOTAL RETURN
Among
KinderCare Learning Centers, Inc.,
the Russell 2000 Index and a Peer Group



Total Return Analysis

	5/98	5/99	5/00	5/01	5/02	5/03
KinderCare Learning Centers, Inc.	$ 100.00	$ 155.81	$ 51.16	$ 102.33	$ 69.77	$ 111.63
Russell 2000	100.00	97.31	106.96	113.04	112.48	103.27
Peer Group	100.00	71.83	61.58	91.04	89.69	95.68

Return analysis and graph produced by Research Data Group, Inc.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Relationship with KKR-KLC L.L.C.

At September 15, 2003, KKR-KLC L.L.C. beneficially owned approximately 79.5% of our outstanding shares of common stock. See "Security Ownership of Certain Beneficial Owners and Management" above.

KKR-KLC L.L.C. receives fees and expense reimbursements for management, consulting and financial services provided to us and may receive customary investment banking fees for services, plus reimbursement of its related expenses. During fiscal year 2003, we paid $590,223 in fees and reimbursements to KKR-KLC L.L.C. Messrs. Kravis, Roberts and Michelson are members of KKR-KLC L.L.C., and Messrs. Kravis and Roberts are members of its executive committee.

Registration Rights

Each of KLC Associates, L.P. and its affiliate, KKR Partners II, L.P., has the right to require us to register under the Securities Act of 1933 shares of common stock held by them pursuant to a registration rights agreement. These registration rights will generally be available to KLC Associates, L.P. and KKR Partners II, L.P. until registration under the Securities Act is no longer required to enable either company to resell the common stock owned by it. The registration rights agreement provides that we will pay all expenses in connection with the first six registrations requested by KLC Associates, L.P. and/or KKR Partners II, L.P. and in connection with any registration commenced by us as a primary offering. In addition, pursuant to stockholders' agreements, Oaktree and members of our management may be allowed to participate in specified registration processes. In addition, Oaktree and our management stockholders have the right, under certain circumstances and subject to certain conditions and exceptions, to participate in any registration process.

Management Indebtedness

The following table sets forth the amount of indebtedness due at September 15, 2003 under term notes executed by the executive officers:

Edward L. Brewington	96,804
S. Wray Hutchinson	122,198
Dan R. Jackson	74,145
Eva M. Kripalani	75,005

The amount of indebtedness remained constant during the past year for all executive officers.

The term notes mature from calendar year 2008 to 2009 and bear interest at a rate of 4.44% per year, payable semiannually on June 30 and December 31. These loans were made in 1997 to enable these executive officers to purchase shares of restricted stock under our 1997 Stock Purchase and Option Plan. The term notes are secured by the shares of restricted stock purchased.

PROPOSAL 2

RATIFICATION OF SELECTION OF AUDITORS

At the annual meeting, stockholders will be asked to ratify the selection of Deloitte & Touche LLP as our independent auditors for the current fiscal year. **The board of directors recommends that you ratify the selection of Deloitte & Touche LLP.**

Deloitte & Touche LLP, independent certified public accountants, audited our financial statements for the fiscal year ended May 30, 2003. Representatives of Deloitte & Touche LLP are expected to attend the annual meeting. They may make a statement, if they desire, and will be available to respond to appropriate questions.

Deloitte & Touche LLP billed us for services in fiscal year 2003 as follows:

Audit Fees for audit of financial statements included in the Form 10-K and review of Forms 10-Q were $320,920.

Financial Information Systems Design and Implementation Fees: None.

All Other Fees for all other services were $422,760, of which fees for audit-related services, which include employee benefit plan audits and consultation concerning financial accounting and reporting standards, were $84,750; fees for tax-related services were $71,640; and fees for all other services, primarily including consulting services for a real estate project, were $266,375.

The audit committee has determined that the services Deloitte & Touche LLP provided do not impair its independence from us.

STOCKHOLDER PROPOSALS

A stockholder proposal to be considered for inclusion in proxy materials for the 2004 annual meeting of stockholders must be received by us on or before May 26, 2003.

COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

Section 16(a) of the Securities Exchange Act of 1934 requires our officers and directors, and persons who own more than 10% of a registered class of our equity securities, to file reports of ownership and changes in ownership of such securities with the Securities and Exchange Commission. Officers, directors and beneficial owners of more than 10% of a registered class of our equity securities are required to furnish us with copies of all Section 16(a) forms they file.

Based solely upon a review of the copies of the forms furnished to us, or written representations from certain reporting persons, during the 2003 fiscal year all of our officers and directors timely filed all required Section 16(a) reports.

OTHER MATTERS

Availability of Annual Report

Upon written request to our Secretary, any person stating that (s)he is a beneficial holder of our common stock will be provided, without charge, with a copy of our Annual Report on Form 10-K. The Annual Report can also be found on our website at www.kindercare.com or at the Securities and Exchange Commission's website at www.sec.gov.

Method and Cost of Soliciting Proxies

We will pay the cost of soliciting proxies. In addition to mailing, proxies may be solicited by our directors, officers or other employees personally or by telephone. We do not expect to pay any compensation for the solicitation of proxies, but we may reimburse brokers, custodians or other persons holding stock in their names or in the names of nominees for their expenses in sending proxy materials to stockholders and obtaining their proxies.

KINDERCARE LEARNING CENTERS, INC.

AUDIT COMMITTEE
CHARTER

PURPOSE

The purpose of the Audit Committee (the "Committee") is to assist the Board of Directors in fulfilling its oversight responsibilities relating to:

1. The integrity of the Company's financial statements,
2. The Company's compliance with legal and regulatory requirements,
3. The independent auditor's qualifications and independence, and
4. The performance of the Company's internal audit function and independent auditors.

The Committee will also prepare the report that SEC regulations require be included in the Company's annual proxy statement.

AUTHORITY

The Committee has authority to conduct or authorize investigations into any matters within its scope of responsibility. It is empowered to:

- Appoint, compensate and oversee the work of the public accounting firm employed by the Company to conduct the annual audit. This firm will report directly to the Committee.
- Resolve any disagreements between management and the auditor regarding financial reporting.
- Pre-approve all auditing and permitted non-audit services performed by the Company's external audit firm.
- Retain independent counsel, accountants, or others to advise the Committee or assist in the conduct of an investigation.
- Seek any information it requires from employees--all of whom are directed to cooperate with the Committee's requests--or external parties.
- Meet with Company officers, external auditors, or outside counsel, as necessary.
- Delegate authority to subcommittees, including the authority to preapprove all auditing and permitted non-audit services, provided that such decisions are presented to the full Committee at its next scheduled meeting.

COMPOSITION

The Committee will consist of at least two and no more than six members of the Company's Board of Directors.

Each Committee member will be financially literate. At least one member shall be an "audit committee financial expert" as defined by SEC rules. At such time that the Company has securities listed on a national securities exchange or quoted by a national securities association, each member of the Committee shall also be independent.

MEETINGS

The Committee will meet at least four times a year with authority to convene additional meetings as circumstances require. All Committee members are expected to attend each meeting, in person or via tele- or video-conference. The Committee will invite members of management, auditors or others to attend meetings and provide pertinent information, as necessary. Periodically, it may meet separately with management, with internal auditors and with external auditors. It may also meet periodically in executive session. Meeting agendas will be prepared and provided in advance to members, along with appropriate briefing materials. Minutes of the Committee meetings will be prepared.

RESPONSIBILITIES

The Committee will carry out the following responsibilities:

Financial Statements
- Review significant accounting and reporting issues and understand their impact on the financial statements. These issues include:
  - Complex or unusual transactions and highly judgmental areas.
  - Major issues regarding accounting principles and financial statement presentations, including any significant changes in the Company's selection or application of accounting principles.
  - The effect of significant regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of the Company.
- Review analyses prepared by management and/or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative GAAP methods on the financial statements.
- Review with management and the external auditors the results of the audit, including any difficulties encountered. This review will include any restrictions on the scope of the independent auditor's activities or on access to requested information, and any significant disagreements with management.
- Discuss the annual audited financial statements and quarterly financial statements with management and the external auditors, including the Company's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations."
- Review disclosures made by the CEO and CFO during the Forms 10-K and 10-Q certification process about significant deficiencies in the design or operation of internal controls or any fraud that involves management or other employees who have a significant role in the Company's internal controls.
- Discuss earnings press releases (particularly use of "pro forma," or "adjusted" non-GAAP information), as well as financial information and earnings guidance provided to analysts and rating agencies. This review may be general (i.e., the types of information to be disclosed and the type of presentations to be made). The Committee does not need to discuss each release in advance.

Internal Control
- Consider the effectiveness of the Company's internal control system, including information technology security and control.
- Understand the scope of internal and external auditors' review of internal control over financial reporting, and obtain reports on significant findings and recommendations, together with management's responses.

Internal Audit
- Review with management the plans, activities, staffing, and organizational structure of the internal audit function.
- Ensure there are no unjustified restrictions or limitations, and review and concur in the appointment,

replacement, or dismissal of the Director of Internal Audit.
- Review the effectiveness of the internal audit function.
- Meet separately with the Director of Internal Audit to discuss any matters that the Committee or the Director of Internal Audit believes should be discussed privately.

External Audit
- Review the external auditors' proposed audit scope and approach.
- Review the performance of the external auditors and exercise final approval on the appointment or discharge of the auditors.
- Ensure the rotation of the lead audit partner every five years and other audit partners every seven years, and consider whether there should be regular rotation of the audit firm itself.
- Present its conclusions with respect to the independent auditor to the Board.
- Set clear hiring policies for employees or former employees of the independent auditors.
- On a regular basis, meet separately with the external auditors to discuss any matters that the Committee or auditors believe should be discussed privately.

Compliance
- Review the effectiveness of the system for monitoring compliance with laws and regulations and the results of management's investigation and follow-up (including disciplinary action) of any significant instances of noncompliance.
- Review and establish procedures for: (i) the receipt, retention and treatment of complaints received regarding the Company's accounting, internal accounting controls, or auditing matters; and (ii) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.
- Review the findings of any significant examinations by regulatory agencies and any auditor observations.
- Obtain regular updates from management and Company legal counsel regarding significant compliance matters.

Reporting Responsibilities
- Regularly report to the Board about Committee activities and issues that arise with respect to the quality or integrity of the Company's financial statements, the Company's compliance with legal or regulatory requirements, the performance and independence of the Company's independent auditors, and the performance of the internal audit function.
- Provide an open avenue of communication between internal audit, the external auditors, and the Board of Directors.
- Prepare any report relating to the Committee required to be included in the Company's SEC reports or proxy statement.
- Review any other reports the Company issues that relate to Committee responsibilities.

Other Responsibilities
- Discuss with management the Company's major policies with respect to risk assessment and risk management.
- Perform other activities related to this charter as requested by the Board.
- Institute and oversee special investigations as needed.
- Periodically review and assess the adequacy of this charter, requesting board approval for proposed changes, and ensure appropriate disclosure as may be required by law or regulation.
- Periodically confirm that all responsibilities outlined in this charter have been carried out.

Adopted: September 8, 2003

 X	PLEASE MARK VOTES AS IN THIS EXAMPLE

REVOCABLE PROXY
KINDERCARE LEARNING CENTERS, INC.

ANNUAL MEETING OF STOCKHOLDERS
NOVEMBER 5, 2003

The undersigned stockholder of KinderCare Learning Centers, Inc. ("KinderCare") constitutes and appoints Eva M. Kripalani and Kendra L. Decious, each with full power of substitution, to vote the number of shares of common stock of KinderCare that the undersigned would be entitled to vote if personally present at the annual meeting of stockholders to be held at Portland, Oregon, on November 5, 2003, at 9 a.m. local time, or at any adjournment of the annual meeting, upon the proposals described in the Notice of Annual Meeting of Stockholders and the Proxy Statement, both dated September 24, 2003, the receipt of which is acknowledged, as specified below.

1. Election of directors:

	For	With-hold Authority	For All Except
	☐	☐	☐

David J. Johnson, Henry R. Kravis, George R. Roberts, Michael W. Michelson, Scott C. Nuttall and Richard J. Goldstein

INSTRUCTION: To withhold authority to vote for any individual nominee, mark "For All Except" and write that nominee's name in the space provided below.

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2. Ratification of Deloitte & Touche LLP as independent auditors:

	For	Against	Abstain
	☐	☐	☐

MANAGEMENT AND THE BOARD OF DIRECTORS RECOMMEND A VOTE IN FAVOR OF EACH OF THE ABOVE MEASURES.

This proxy, when properly executed, will be voted in the manner directed by the undersigned stockholder. If no direction is made, this proxy will be voted FOR Proposals 1 and 2 and with discretionary authority on all other matters that may properly come before the annual meeting or any adjournment of the annual meeting.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF KINDERCARE LEARNING CENTERS, INC. AND MAY BE REVOKED BY THE STOCKHOLDER BEFORE OR AT THE ANNUAL MEETING.

Please be sure to sign and date this Proxy in the box below.

Date

— Stockholder sign above ——— Co-holder (if any) sign above —

 **Detach above card, sign, date and mail in postage paid envelope provided.**

KINDERCARE LEARNING CENTERS, INC.
650 NE Holladay Street, Suite 1400
Portland, OR 97232

Please sign exactly as your name appears on your stock certificate and write the date in the space provided above. For shares held jointly, each stockholder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by president or other authorized officer. If a partnership, please sign in partnership name by authorized person.

PLEASE ACT PROMPTLY
SIGN, DATE & MAIL YOUR PROXY CARD TODAY

IF YOUR ADDRESS HAS CHANGED, PLEASE CORRECT THE ADDRESS IN THE SPACE PROVIDED BELOW AND RETURN THIS PORTION WITH THE PROXY IN THE ENVELOPE PROVIDED.

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